Exhibit 99.10

All amounts in Canadian dollars unless otherwise indicated

BROOKFIELD RENEWABLE UPDATE ON ITS OFFER

FOR WESTERN WIND

HAMILTON, Bermuda, February 15, 2013 – Brookfield Renewable Energy Partners L.P. (TSX: BEP.UN) (“Brookfield Renewable”) and WWE Equity Holdings Inc. (the “Offeror”) announced today that, given the positive momentum of the Offeror’s all-cash offer to acquire the common shares of Western Wind Energy Corp. (“Western Wind”) for $2.60 per share (the “Offer”), the Offeror is forming a soliciting dealer group, and has engaged CIBC World Markets Inc., Scotia Capital Inc. and TD Securities Inc. to act as dealer managers, to solicit tenders in support of the Offer. The dealer managers have undertaken to form and manage a soliciting dealer group comprised of members of the Investment Industry Regulatory Organization of Canada. Brookfield Renewable will pay to the members of the soliciting dealer group a fee of $0.02 per Western Wind common share tendered in support of the Offer that is solicited by a member of the soliciting dealer group. The fees payable to a soliciting dealer are subject to the following: the solicitation fee payable in respect of any single beneficial shareholder shall not be less than $75.00 or more than $1,500.00 where the number of shares tendered by such beneficial shareholder is greater than or equal to 2,000 shares. Fees will only be payable in the event the Offer is completed.

The Offer will NOT be further extended unless the minimum tender condition is satisfied (50% of the shares held by shareholders independent of Brookfield Renewable), so shareholders need to act now to carry the Offer over the finish line and finally realize on their investment in Western Wind.

How to Tender Shares to the Offer

Western Wind shareholders are urged to tender their shares before it expires at 5:00 p.m. (EST) on February 21, 2013 by following the instructions provided in the Offeror’s take-over bid circular dated November 26, 2012, which has been filed on SEDAR.

For further information on the Offer, please contact CST Phoenix Advisors, Brookfield Renewable’s information agent for the Offer, by toll free phone at 1-800-336-5159 or by email at inquiries@phoenixadvisorscst.com.

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Brookfield Renewable Energy Partners (TSX: BEP.UN) operates one of the largest publicly-traded, pure-play renewable power platforms globally. Its portfolio is primarily hydroelectric and totals approximately 5,300 megawatts of installed capacity. Diversified across 69 river systems and 11 power markets in the United States, Canada and Brazil, the portfolio generates enough electricity from renewable resources to power more than two million homes on average each year. With a virtually fully-contracted portfolio of high-quality assets and strong growth prospects, the business is positioned to generate stable, long-term cash flows supporting regular and growing cash distributions to shareholders. For more information, please visit www.brookfieldrenewable.com.

Investor Contact: Zev Korman Director, Investor Relations E-mail: zev.korman@brookfield.com Tel: (416) 359-1955	Media Contact: Andrew Willis SVP, Communications and Media E-mail: andrew.willis@brookfield.com Tel: (416) 369-8236